*Rule 4.7B*

# Appendix 4C

082-34866

## Quarterly report
## for entities admitted
## on the basis of commitments

SUPPL



07023940

Name of entity

| SOLBEC PHARMACEUTICALS LTD |
|---|

ACN or ARBN

| 85 061 289 218 |
|---|

Quarter ended ("current quarter")

| 31 March 2007 |
|---|

## Consolidated statement of cash flows

| Cash flows related to operating activities | Current quarter $A'000 | Year to date (9 months) $A'000 |
|---|---|---|
| 1.1 Receipts from customers | | |
| 1.2 Payments for (a) staff costs | (211) | (607) |
| (b) advertising and marketing | - | - |
| (c) research and development | (102) | (1025) |
| (d) leased assets | - | - |
| (e) other working capital | (119) | (361) |
| 1.3 Dividends received | | |
| 1.4 Interest and other items of a similar nature received | 6 | 33 |
| 1.5 GST | 21 | (29) |
| 1.6 Government Grants | 99 | 104 |
| **Net operating cash flows** | (306) | (1885) |

PROCESSED

JUN 0 4 2007

THOMSON
FINANCIAL

| | | Current quarter $A'000 | Year to date (9 months) $A'000 |
|---|---|---|---|
| 1.8 | Net operating cash flows (carried forward) | (306) | (1885) |
| | **Cash flows related to investing activities** | | |
| 1.9 | Payment for acquisition of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets | (8) | (10) |
| 1.10 | Proceeds from disposal of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets | | |
| 1.11 | Loans to other entities | | |
| 1.12 | Loans repaid by other entities | - | - |
| 1.13 | Other (provide details if material) | | |
| | **Net investing cash flows** | (8) | (10) |
| 1.14 | **Total operating and investing cash flows** | (314) | (1895) |
| | **Cash flows related to financing activities** | | |
| 1.15 | Proceeds from issues of shares, options, etc. | - | 1298 |
| 1.16 | Proceeds from sale of forfeited shares | - | - |
| 1.17 | Proceeds from borrowings | - | - |
| 1.18 | Repayment of borrowings | - | (400) |
| 1.19 | Dividends paid | - | - |
| 1.20 | Other (provide details if material) | - | - |
| | **Net financing cash flows** | - | 898 |
| | **Net increase (decrease) in cash held** | (314) | (997) |
| 1.21 | Cash at beginning of quarter/year to date | 600 | 1283 |
| 1.22 | Exchange rate adjustments to item 1.20 | - | - |
| 1.23 | **Cash at end of quarter** | 286 | 286 |

+ See chapter 19 for defined terms.

## Payments to directors of the entity and associates of the directors

## Payments to related entities of the entity and associates of the related entities

|  |  | Current quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | - |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26    Explanation necessary for an understanding of the transactions

**Director Fees and Payments for Consulting at Commercial Rates**

## Non-cash financing and investing activities

2.1     Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2     Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

## Financing facilities available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

|  |  | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 400 | 56 |
| 3.2 | Credit standby arrangements | 5000 | - |

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|
| 4.1 Cash on hand and at bank | 342 | 600 |
| 4.2 Deposits at call | - | - |
| 4.3 Bank overdraft | (56) | - |
| 4.4 Other (provide details) | | |
| **Total: cash at end of quarter** (item 1.22) | **286** | **600** |

## Acquisitions and disposals of business entities

| | | Acquisitions (Item 1.9(a)) | Disposals (Item 1.10(a)) |
|---|---|---|---|
| 5.1 | Name of entity | | |
| 5.2 | Place of incorporation or registration | | |
| 5.3 | Consideration for acquisition or disposal | | |
| 5.4 | Total net assets | | |
| 5.5 | Nature of business | | |

## Compliance statement

1    This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2    This statement does give a true and fair view of the matters disclosed.

Sign here: ............................................................    Date: 23/04/2007
                        Company secretary

Print name: JOHN SENDZIUK

---

+ See chapter 19 for defined terms.

## Notes

1.      The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.      The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2        - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2        - itemised disclosure relating to acquisitions
   - 9.4        - itemised disclosure relating to disposals
   - 12.1(a)   - policy for classification of cash items
   - 12.3       - disclosure of restrictions on use of cash
   - 13.1       - comparative information

3.      **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END